W2 ENERGY, Inc.
26 Densley Avenue
Toronto, Ontario M6M 2R1, Canada

March 27, 2008

United States Securities and Exchange Commission
Attn: Era Anagnosti, Division of Corporate Finance
100 F Street N.E., Stop 4561
Washington, D.C. 20549

RE:	Amendment No. 3 to Registration Statement on Form 10-SB
Filed on March 17, 2008
File No. 000-52277

Dear Ms. Hardy, et al:

We have reviewed the comments from your letter dated March 27, 2008 and have formulated responses as outlined below.  Please feel free to contact us at your convenience should additional explanation and/or clarification be required.

General

1.
We note that you correctly filed on Edgar a Form 10-12G/A in light of the new system of disclosure rules for smaller companies.  However, the front of your filing still refers to Form 10-SB/A.  Please revise in your next amendment.

COMPANY RESPONSE:  The Company has amended its filing so as to reflect that filing as being a Form 10-12G/A, pursuant to the Commission’s recommendation.

2.	Please correct the formatting of the Summary Compensation Table on page 12 to properly reflect the 2006 and 2007 salary information since 2006 and 2007 appear on the same line.

COMPANY RESPONSE:  The Company has corrected the formatting of the Summary Compensation Table, pursuant to the Commission’s request.

3.
Please revise your filing to update your financial statements in accordance with Rule 3-12 of Regulation S-X.  Please file, or tell us when you will file, your Form 10-KSB or Form 10-K for the year ended December 31, 2007.

COMPANY RESPONSE:  The Company anticipates filing its Form 10-KSB for the year ended December 31, 2007 on or about April 15, 2008.

Business, page 3

4.
We note your previous responses dated March 9, 2008 and December 26, 2007 which indicated that you have added “Note 2l” to disclose your accounting policy regarding research and development costs.  However, we do not see such note anywhere in your filing or in your amended September 30, 2007 Form 10-QSB filed March 17, 2008.  Please indicate where we can locate this information or revise accordingly.

COMPANY RESPONSE:   The Company has revised its notes to its December 31, 2006 audited financial statements to include Note 2 l, describing the Company’s accounting policies regarding research and development costs, pursuant to the Commission’s request.

Strategic Partners, page 4

5.
We note your response to comment 3 of our January 8, 2008 letter.  Please explain why terms such as contract duration and compensation for services rendered constitute immaterial terms.  To the extent that these terms are not reflected on an updated copy of the contract, please disclose in the filing the parties’ understanding regarding the duration of the contractual arrangement and the compensation paid to Mr. Kvaerner to date.

COMPANY RESPONSE:  The Company has revised and expanded its disclosure with respect to its General Services Agreement with Aker Kvaerner, pursuant to the Commission’s request.

6.
We note your disclosure with regard to the BPR reactor technology that you co-own with the Drexel Plasma Institute (DPI) which states that each entity owns 50% of the technology and is entitled to 50% of the future benefits resulting from this technology.  Please tell us how you are accounting for this ownership interest and how you have presented this arrangement in your financial statements for each of the years presented.

COMPANY RESPONSE:  The Company has revised and expanded its disclosure with respect to our business relationship with DPI.  The sponsored research agreement expired according to its own terms on August 31, 2007.  Comment 24 of the Commission’s December 1, 2006 letter requests details with respect to the Company’s relationship with DPI.  However, the Agreement contained no material financial terms effecting the financial statements, and contained no significant obligations for the Company, or significant contingent issues.  The “status of [our] current strategic relationship with DPI” is that it has expired, and no material obligations or contingencies exist for either party.

Financial Information, page 8
Liquidity and Capital Resources, page 9

7.
We note your response to comment 6 of our January 8, 2008 letter.  Revise the disclosure to reflect the actual terms of your loan arrangement with the CEO, as indicated in your response to comment 6.  Please disclose the inconsistencies between your disclosures and this exhibit and note that the terms are different.

COMPANY RESPONSE:  The Company has revised its disclosure pertaining to the terms of our loan arrangement with our CEO, and has addressed the inconsistencies between the disclosures and the exhibit, pursuant to the Commission’s request.

Executive Compensation, page 12
Employment Agreements with Executive Officers, page 13

8.
Please update your disclosure regarding the status of the employment agreements with Messrs. McLaren and Maruszczak since both agreements were due to expire on December 31, 2007.  Please make the necessary changes to the other sections of the registration statement addressing issues raised by this comment.

COMPANY RESPONSE:  The Company has updated its disclosure regarding the status of the employment agreements with Messrs. McLaren and Maruszczak, and addressed the related disclosures in the filing, pursuant to the Commission’s request.

Certain Relationships and Related Transactions, page 13

9.
We note your response to comment 6 of our January 8, 2008 [letter] where you state that the shares of common stock issued to Mr. McLaren in exchange for forgiveness of portions of the note were later converted into preferred shares.  To the extent necessary, please revise your disclosure to reflect the number of shares and the class or series of preferred stock that Mr. McLaren currently holds.

COMPANY RESPONSE:  The Company has revised and expanded its disclosure so as to reflect the number of shares and the class of preferred stock that Mr. McLaren currently holds, pursuant to the Commission’s request.

Description of Registrant’s Securities to be Registered, page 10

10.
In your revised disclosure you state that “there are no provisions in the Company’s by-laws…” that would affect a change of control of the Company.  As required by Item 202(a)(4) of Regulation S-B, please include a similar disclosure regarding the Company’s charter.

COMPANY RESPONSE:  The Company has revised its disclosure so as to include a similar statement regarding the Company’s charter, pursuant to the Commission’s suggestion.

11.
Please reconcile your disclosure about shares of common stock being the only securities outstanding, with your response to comment 6 of our January 8, 2008 letter regarding conversion of Mr. McLaren’s shares of common stock into shares of preferred stock.

COMPANY RESPONSE:  The Company has revised its disclosure so as to reconcile the statements regarding the Company’s outstanding securities and Mr. McLaren converting common shares into preferred shares, pursuant to the Commission’s request.

Financial Statements

12.
We have read your response to prior comment 12.  Please clarify in your response to prior comment 12(c) what date you refer to as “inception” in your financial statements for the year ended December 31, 2006, on page F-9.  Further, provide us a breakdown of the major components of the $15.9 million of total expenses incurred from inception through December 31, 2006.

COMPANY RESPONSE:  The Company has amended the financial statements for the year ended December 31, 2006 so as to more clearly indicate which date we refer to as “inception.”  Additionally, we have provided the Commission with a detailed breakdown of the $15.9 million of total expenses incurred from inception as follows:

Consulting fees	$1,150,800
Bad debts, Impairments, etc.	3,314,345
Research & development	107,569
General & administrative	11,331,683

Total Expenses	$15,904,397